                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)<F*>


                       CROWN CENTRAL PETROLEUM CORPORATION
                                (Name of Issuer)


                  CLASS A COMMON STOCK, PAR VALUE $5 PER SHARE
                         (Title of Class of Securities)


                                   00228219101
                                 --------------
                                 (CUSIP Number)


                             JAMES F. SANDERS, ESQ.
                          8182 MARYLAND AVE., SUITE 307
                            ST. LOUIS, MISSOURI 63105
                                  (314) 889-0218
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 8, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

[FN]
   <F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

-----------------------------------------------------------------------------
 CUSIP NO. 00228219101          SCHEDULE 13D                  Page  2
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       NOVELLY EXEMPT TRUST U/I DATED AUGUST 12, 1992
-----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                   (a) / /
                                                                   (b) /x/

-----------------------------------------------------------------------------
 3  SEC USE ONLY


-----------------------------------------------------------------------------
 4  SOURCE OF FUNDS<F*>

       WC

-----------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)


-----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES
-----------------------------------------------------------------------------
                 7  SOLE VOTING POWER

  NUMBER OF           516,600
    SHARES      -------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER
   OWNED BY
     EACH             0
   REPORTING    -------------------------------------------------------------
    PERSON       9  SOLE DISPOSITIVE POWER
     WITH
                      516,600
                -------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                      0
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      516,600
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES<F*>                                                         [ ]

-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.7%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON<F*>

      OO (TRUST)
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
 CUSIP NO. 00228219101          SCHEDULE 13D                  Page  3
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       P.A. NOVELLY, II, TRUSTEE OF THE
       NOVELLY EXEMPT TRUST U/I DATED AUGUST 12, 1992
-----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                   (a) / /
                                                                   (b) /x/

-----------------------------------------------------------------------------
 3  SEC USE ONLY


-----------------------------------------------------------------------------
 4  SOURCE OF FUNDS<F*>

       WC

-----------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)


-----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES
-----------------------------------------------------------------------------
                 7  SOLE VOTING POWER

  NUMBER OF
    SHARES      -------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER
   OWNED BY
     EACH             516,600
   REPORTING    -------------------------------------------------------------
    PERSON       9  SOLE DISPOSITIVE POWER
     WITH

                -------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                      516,600
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      516,600
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES<F*>                                                         [ ]

-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.7%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON<F*>

      OO (TRUSTEE)
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
 CUSIP NO. 00228219101          SCHEDULE 13D                  Page  4
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       JOHN K. PRUELLAGE, TRUSTEE OF THE
       NOVELLY EXEMPT TRUST U/I DATED AUGUST 12, 1992
-----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                   (a) / /
                                                                   (b) /x/

-----------------------------------------------------------------------------
 3  SEC USE ONLY


-----------------------------------------------------------------------------
 4  SOURCE OF FUNDS<F*>

       WC

-----------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)


-----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES
-----------------------------------------------------------------------------
                 7  SOLE VOTING POWER

  NUMBER OF
    SHARES      -------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER
   OWNED BY
     EACH             516,600
   REPORTING    -------------------------------------------------------------
    PERSON       9  SOLE DISPOSITIVE POWER
     WITH

                -------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                      516,600
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      516,600
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES<F*>                                                         [ ]

-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.7%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON<F*>

      OO (TRUSTEE)
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
 CUSIP NO. 00228219101          SCHEDULE 13D                  Page  5
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       THE CAPITAL TRUST U/I DATED FEBRUARY 4, 1994
-----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                   (a) / /
                                                                   (b) /x/

-----------------------------------------------------------------------------
 3  SEC USE ONLY


-----------------------------------------------------------------------------
 4  SOURCE OF FUNDS<F*>

       WC

-----------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)


-----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES
-----------------------------------------------------------------------------
                 7  SOLE VOTING POWER

  NUMBER OF           142,800
    SHARES      -------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER
   OWNED BY
     EACH             0
   REPORTING    -------------------------------------------------------------
    PERSON       9  SOLE DISPOSITIVE POWER
     WITH
                      142,800
                -------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                      0
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      142,800
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES<F*>                                                         [ ]

-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.0%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON<F*>

      OO (TRUST)
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
 CUSIP NO. 00228219101          SCHEDULE 13D                  Page  6
-----------------------------------------------------------------------------


-----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       WILLIAM LAUBER, TRUSTEE OF
       THE CAPITAL TRUST U/I DATED FEBRUARY 4, 1994
-----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                   (a) / /
                                                                   (b) /x/

-----------------------------------------------------------------------------
 3  SEC USE ONLY


-----------------------------------------------------------------------------
 4  SOURCE OF FUNDS<F*>

       WC

-----------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)


-----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES

-----------------------------------------------------------------------------
                 7  SOLE VOTING POWER

  NUMBER OF
    SHARES      -------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER
   OWNED BY
     EACH             142,800
   REPORTING    -------------------------------------------------------------
    PERSON       9  SOLE DISPOSITIVE POWER
     WITH

                -------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                      142,800
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      142,800
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES<F*>                                                         [ ]

-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.0%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON<F*>

      OO (TRUSTEE)
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
 CUSIP NO. 00228219101          SCHEDULE 13D                  Page  7
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       DOUGLAS D. HOMMERT, TRUSTEE OF
       THE CAPITAL TRUST U/I DATED FEBRUARY 4, 1994
-----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                   (a) / /
                                                                   (b) /x/

-----------------------------------------------------------------------------
 3  SEC USE ONLY



-----------------------------------------------------------------------------
 4  SOURCE OF FUNDS<F*>

       WC

-----------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)


-----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES
-----------------------------------------------------------------------------
                 7  SOLE VOTING POWER

  NUMBER OF
    SHARES      -------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER
   OWNED BY
     EACH             142,800
   REPORTING    -------------------------------------------------------------
    PERSON       9  SOLE DISPOSITIVE POWER
     WITH

                -------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                      142,800
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      142,800
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES<F*>                                                         [ ]

-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.0%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON<F*>

      OO (TRUSTEE)
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
 CUSIP NO. 00228219101          SCHEDULE 13D                  Page  8
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       PAUL A. NOVELLY
-----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                   (a) / /
                                                                   (b) /x/

-----------------------------------------------------------------------------
 3  SEC USE ONLY


-----------------------------------------------------------------------------
 4  SOURCE OF FUNDS<F*>

       PF, WC

-----------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)


-----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES
-----------------------------------------------------------------------------
                 7  SOLE VOTING POWER

  NUMBER OF           48,975
    SHARES      -------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER
   OWNED BY
     EACH
   REPORTING    -------------------------------------------------------------
    PERSON       9  SOLE DISPOSITIVE POWER
     WITH
                      48,975
                -------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER


-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      48,975
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES<F*>                                                         [ ]

-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.0%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON<F*>

      IN
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
 CUSIP NO. 00228219101          SCHEDULE 13D                  Page  9
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       GOLNOY BARGE COMPANY, INC.
-----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                   (a) / /
                                                                   (b) /x/

-----------------------------------------------------------------------------
 3  SEC USE ONLY


-----------------------------------------------------------------------------
 4  SOURCE OF FUNDS<F*>

       WC

-----------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)


-----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES
-----------------------------------------------------------------------------
                 7  SOLE VOTING POWER

  NUMBER OF           32,650
    SHARES      -------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER
   OWNED BY
     EACH
   REPORTING    -------------------------------------------------------------
    PERSON       9  SOLE DISPOSITIVE POWER
     WITH
                      32,650
                -------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER


-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      32,650
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES<F*>                                                         [ ]

-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.7%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON<F*>

      CO
-----------------------------------------------------------------------------

    This Amendment No. 11 to Schedule 13D amends Item 4 of Amendment No. 8 to
Schedule 13D filed jointly on May 25, 1999 ("Amendment No. 8"), and amends Items 3, 5 and 7 of Amendment No. 10 to Schedule 13D filed jointly on November 5, 1999 ("Amendment No. 10"), by the parties named herein.
Amendment No. 8 had amended in their entirety the Schedule 13D filed jointly on January 14, 1983 by Apex Holding Co., P.A. Novelly and Gary R. Parker, and all of Amendments One through Seven thereto previously filed. Except as specifically amended hereby, all other provisions of Amendment No. 8 and Amendment No. 10 remain in full force and effect. The referenced Items are, respectively, amended as follows:

ITEM 4.   PURPOSE OF TRANSACTION.
------

    Item 4 of Amendment No. 8 is amended to read in its entirety as follows:

    The total number of Shares held by all filing persons is in excess of 5% of the outstanding Class A Common. Except as set forth below, there are no agreements among the filing persons or any other person or entity regarding the Company and the Shares.

    Apex Oil Company, Inc. ("Apex") is a privately held Missouri corporation controlled directly or indirectly by Novelly Exempt Trust and Mr. Novelly. Apex and its subsidiaries are in the business of, among other things, trading and transporting petroleum and petroleum products and refining asphalt, jet fuel and petroleum distillates. Apex has sent a letter to the board of directors of the Company indicating Apex's willingness to enter into a merger involving Apex and the Company. A copy of the letter is attached as Exhibit III to this filing. No direct negotiations toward such a transaction have occurred and Apex is not aware of the Company's intention with respect to any such potential transaction. Apex believes its trading strategies, wholesale marketing expertise, crude supply relationships and financial resources would be beneficial to the Company and its shareholders in a merger. If such potential transaction were to be completed on the terms currently proposed by Apex, Apex would control a majority of the Company's Class A Common shares. Accordingly, the transaction would result in a change in management of the Company, a change in the Company's board of directors and a material change in the Company's capitalization. There are numerous conditions precedent to accomplishing a transaction between Apex and Crown, including, without limitation, due diligence review, financing, negotiation of a definitive merger agreement and satisfactory resolution of the current union boycott against the Company.

    Although the foregoing represents the current intentions and purposes of the filing persons with respect to the Company and the Class A Common, such activities of the filing persons may, but need not, change at any time in the future. Without limitation, the filing persons could make additional or further plans or proposals which relate to or would result in (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (b) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (c) a change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, if any; (d) material change in the capitalization or dividend policy of the Company; (e) other material change in the Company's business or corporate structure; (f) changes in the Company's charter, bylaws or instruments corresponding thereto or other similar actions; or (g) any action similar to those listed above.

    Each of the filing persons originally acquired the Shares of Class A Common reported herein for investment purposes. Subject to availability at prices deemed favorable, any filing person may acquire additional Shares of Class A Common from time to time in the open market, in privately negotiated transactions, or otherwise. Any filing person also may dispose of Shares of Class A Common from time to time in the open market, in privately negotiated transactions or otherwise.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
------

    Item 3 of Amendment No. 10 is amended to read in its entirety as follows:

    Each of the filing persons who is an individual and is reporting his individual ownership of Shares, acquired such Shares reported by such person herein with personal funds for investment. Each of the filing persons which is a trust or corporation acquired the Shares reported by such entity herein with general funds of the trust or working capital of the corporation, as applicable, for investment. The amount of funds expended by the filing persons to purchase the Shares are as follows:

Name of Filing Person       Number of Shares              Amount of Funds
---------------------       ----------------              ---------------
Exempt Trust                    516,600                    $4,234,568.90
Capital Trust                   142,800                    $1,027,275.70
Golnoy                           32,650                      $678,507.80
Mr. Novelly                      16,325                      $339,253.90


ITEM 5.   INTEREST IN SECURITIES OF ISSUER.
------

    Item 5 of Amendment No. 10 is amended to read in its entirety as follows:

Subsections (a) and (b):

    Golnoy beneficially owns 32,650 Shares constituting approximately 0.7% of the outstanding Class A Common. The Exempt Trust beneficially owns 516,600 Shares constituting approximately 10.7% of the outstanding Class A Common. The Capital Trust beneficially owns 142,800 Shares constituting approximately 3.0% of the outstanding Class A Common.

    Mr. Novelly has direct beneficial ownership and the sole power to vote and dispose of 16,325 Shares by ownership in his revocable living trust, constituting approximately 0.3% of the outstanding Class A Common. Mr. Novelly has indirect beneficial ownership and the sole power to vote and dispose of the 32,650 Shares owned by Golnoy (0.7% of the total outstanding) by reason of being the president of Golnoy.

    As Co-Trustee of the Exempt Trust, Mr. Novelly II beneficially owns 516,600 Shares. Mr. Novelly II possesses shared power to vote and dispose of all of the Shares beneficially owned by him as Co-Trustee of the Exempt Trust.

    As Co-Trustee of the Exempt Trust, Mr. Pruellage beneficially owns 516,600 Shares. Mr. Pruellage possesses shared power to vote and dispose of all of the Shares beneficially owned by him as Co-Trustee of the Exempt Trust.

    As Co-Trustee of the Capital Trust, Mr. Hommert beneficially owns 142,800 Shares. Mr. Hommert possesses shared power to vote and dispose of all of the Shares beneficially owned by him as Co-Trustee of the Capital Trust.

    As Co-Trustee of the Capital Trust, Mr. Lauber beneficially owns 142,800 Shares. Mr. Lauber possesses shared power to vote and dispose of all of the Shares beneficially owned by him as Co-Trustee of the Capital Trust.

    The percentage of the outstanding shares of Class A common calculated for each filing person is based upon 4,817,394 shares of Class A common outstanding as of July 31, 1999.

    In addition to the shares of Class A Common, the Exempt Trust is the direct owner of 182,800 shares of the Company's Class B common stock, par value $5.00 per share.

(c) During the 60 days prior to the date hereof, the filing persons made open-market purchases of Class A Common as set forth on Exhibit I attached hereto.

(d) The co-trustees of the various trusts listed above have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the specific trusts due to their status as co-trustees.

(e)   Not Applicable.

    Each of the filing persons disclaims any beneficial ownership of any Shares except those reported as owned by him or it and set forth following his or its name in Item 5, and the filing of this report shall not be construed as an admission to the contrary.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBIT.
------

The following are filed herewith as exhibits:

Exhibit I:    Schedule of Share Purchase Transactions
Exhibit II:   Joint Filing Agreement pursuant to Rule 13-d-1(k).
Exhibit III:  Copy of Letter from Apex Oil Company, Inc.

SIGNATURES
    After reasonable inquiry and to the best knowledge and belief of each of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 9, 1999


         /s/  Paul A. Novelly
-------------------------------------------
         Paul A. Novelly


Golnoy Barge Company, Inc.


By:      /s/ P.A. Novelly, II
    ---------------------------------------
         P.A. Novelly, II, Vice President


Novelly Exempt Trust dated August 12, 1992


By:      /s/  P.A. Novelly, II
    ---------------------------------------
         P.A. Novelly, II, Trustee


By:      /s/  John K. Pruellage
    ---------------------------------------
         John K. Pruellage, Trustee


The Capital Trust dated February 4, 1994


By:      /s/  Douglas D. Hommert
    ---------------------------------------
         Douglas D. Hommert, Trustee


By:      /s/  William Lauber
    ---------------------------------------
         William Lauber, Trustee


         /s/  P.A. Novelly, II
-------------------------------------------
         P.A. Novelly, II


         /s/  John K. Pruellage
-------------------------------------------
         John K. Pruellage

         /s/  Douglas D. Hommert
-------------------------------------------
         Douglas D. Hommert


         /s/  William Lauber
-------------------------------------------
         William Lauber

                     EXHIBIT I TO AMENDMENT TO SCHEDULE 13-D

                     SCHEDULE OF SHARE PURCHASE TRANSACTIONS
                     ---------------------------------------


-----------------------------------------------------------------------------------------------
   DATE OF               TYPE OF            PRICE        NUMBER OF            IDENTITY OF
TRANSACTION            TRANSACTION        PER SHARE        SHARES            FILING PERSON
-----------------------------------------------------------------------------------------------
09/28/1999               Purchase           7.000         10,000         Novelly Exempt Trust
-----------------------------------------------------------------------------------------------
09/30/1999               Purchase           6.500         10,000         Novelly Exempt Trust
-----------------------------------------------------------------------------------------------
09/30/1999               Purchase           6.125          2,000         Novelly Exempt Trust
-----------------------------------------------------------------------------------------------
10/05/1999               Purchase           6.000         10,000         Novelly Exempt Trust
-----------------------------------------------------------------------------------------------
10/06/1999               Purchase           5.562         10,000         Novelly Exempt Trust
-----------------------------------------------------------------------------------------------
10/20/1999               Purchase           5.500         10,000         Novelly Exempt Trust
-----------------------------------------------------------------------------------------------
10/29/1999               Purchase           5.250         10,000         Novelly Exempt Trust
-----------------------------------------------------------------------------------------------
11/01/1999               Purchase           4.750         10,000         Novelly Exempt Trust
-----------------------------------------------------------------------------------------------

                    EXHIBIT II TO AMENDMENT TO SCHEDULE 13-D

                             JOINT FILING AGREEMENT
                             ----------------------
                          Dated as of November 9, 1999

    The undersigned each hereby agree that the Amendment No. 11 to Schedule 13D filed herewith, relating to the Class A Common Stock of Crown Central Petroleum Corporation, is filed on behalf of each of the undersigned.

Dated:  November 9, 1999

         /s/  Paul A. Novelly
-------------------------------------------
         Paul A. Novelly


Golnoy Barge Company, Inc.


By:      /s/ P.A. Novelly, II
   ----------------------------------------
         P.A. Novelly, II, Vice President


Novelly Exempt Trust dated August 12, 1992


By:      /s/  P.A. Novelly, II
   ----------------------------------------
         P.A. Novelly, II, Trustee


By:      /s/  John K. Pruellage
   ----------------------------------------
         John K. Pruellage, Trustee


The Capital Trust dated February 4, 1994


By:      /s/  Douglas D. Hommert
   ----------------------------------------
         Douglas D. Hommert, Trustee


By:      /s/  William Lauber
   ----------------------------------------
         William Lauber, Trustee


         /s/  P.A. Novelly, II
-------------------------------------------
         P.A. Novelly, II

         /s/  John K. Pruellage
-------------------------------------------
         John K. Pruellage


         /s/  Douglas D. Hommert
-------------------------------------------
         Douglas D. Hommert


         /s/  William Lauber
-------------------------------------------
         William Lauber

                    EXHIBIT III TO AMENDMENT TO SCHEDULE 13-D

                   Copy of Letter from Apex Oil Company, Inc.
                   ------------------------------------------

November 8, 1999


The Board of Directors of
Crown Central Petroleum Corporation
One North Charles Street
Baltimore, Maryland 21201

Gentlemen:

    As you know, I am part of a Schedule 13d filing group (the "Novelly Group") with respect to Crown Central Petroleum Corporation ("Crown"). The Novelly Group, or its predecessors, have been shareholders of Crown since the early 1980's. As of October 31, 1999, the Novelly Group owned 698,375 shares of Crown Class A Common Stock and 174,400 shares of Crown Class B Common Stock. The value of our investment in Crown common stock has decreased from a high in excess of $40 per share to its current value of $5.375. In the past decade, Crown has reported net income only twice (1990 and 1997), and in the period 1990 through 1998, inclusive, Crown has averaged a net loss of $12,085,000 per year. Crown's revenues have decreased from $2,060,000,000 in 1990 to $1,264,000,000 in 1998, a 38% decrease. Industry statistics show that in virtually every financial category, Crown performs below its industry and sector peers and below the S&P 500.

    To state the obvious, the Novelly Group is not satisfied with its investment in Crown nor do I believe you are satisfied with the performance of Crown's stock. However, we believe that Crown still can be a good investment, and we believe that the underlying assets can be deployed in a profitable manner. But to realize that profit, we believe that a dramatic change is required in Crown's strategic direction. Towards that end, I propose a merger of Apex Oil Company, Inc. ("Apex") with Crown. Apex is controlled directly or indirectly by certain members of the Novelly Group. Apex and its subsidiaries are in the business of, among other things, trading and transporting petroleum and petroleum products and refining asphalt, jet fuel and petroleum distillates. Although Apex is a privately owned company, your financial advisors have received Apex's consolidated financial statements for the period ended August 31, 1999 and are well aware of its profitability and strong financial position.

    Apex has put together a highly efficient wholesale marketing department which operates through a system of terminals in the gulf coast and along the eastern seaboard. We believe this operation could add substantial value to Crown by providing an additional established market and distribution system for Crown's refined products, and an established source of supply for Crown's retail outlets. In addition, Apex's employees have developed a hedging strategy which can be extended to Crown's refining and marketing inventories, reducing the risk of fluctuations in crude prices. Apex has existing relationships with crude suppliers which should result in lower product costs to Crown's refining operations. Economies of scale will also result in lower overhead costs to the combined companies. On a going forward basis after the merger, the combined companies should produce substantial annual net income. Share price to earnings ratios should increase, and current ratios, debt to equity ratios and debt service coverage ratios should improve. Apex has obtained expressions of interest from lenders to lend sufficient sums to retire, if necessary, the $125,000,000 of long-term debt of Crown and replace, in their entirety, the current operating lines of credit of Crown, in each case on terms we believe are more favorable than those currently enjoyed by Crown.

    For all of these reasons, we believe a merger of Crown and Apex will result in an increase to Crown's stock price and will be beneficial to both companies and their shareholders.

    We previously have attempted to work with Crown's financial advisor, Credit Suisse First Boston ("CSFB") in structuring a transaction between our companies. However, attempts to work with CSFB have been frustrated by delays and apparent refusals to meet. Recently, we received a form of confidentiality agreement from Crown. This confidentiality agreement provides, among other things, that the Novelly Group not acquire any

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additional Crown stock, or "form, join or in any way participate in a 'group'
(as defined under the Securities Exchange Act of 1934, as amended)." This notwithstanding the fact that we already have made joint Schedule 13d filings and have continued purchasing Crown stock. This has left us no choice but to approach Crown's board directly.

    Our proposal is that the merger of Crown and Apex be structured along the following terms.

1. MERGER. We propose that the merger be structured as a merger of a newly created subsidiary of Crown into Apex as a reverse triangular merger within the meaning of Sections 368(a)(1)(A) and(a)(2)(E) of the Internal Revenue Code of 1986, as amended.

2. CONSIDERATION. The merger consideration payable to the shareholders of Apex would be shares of newly issued Class A Common Stock in Crown equaling 35% of the issued and outstanding stock of Crown immediately after the merger. Such shares would be registered and freely tradable after the merger.

3. MANAGEMENT. Pursuant to the definitive merger agreement, Apex's shareholder will have the right to designate all Class A directors of Crown and, upon the closing date, those designees will become the Class A directors of Crown. Crown will enter into a three year employment contract with me as the chairman, chief executive officer and president of Crown.

4. DISTRIBUTION OF TERMINALLING AND OTHER ASSETS. Prior to the effective date of the merger, Apex will distribute to its shareholder or otherwise dispose of all of its terminalling operations and assets, together with certain other personal property so that, on the effective date of the merger, Apex will have, on a consolidated basis, sufficient net worth and working capital commensurate with the merger consideration.

5. CLOSING CONDITIONS. Apex's and Crown's obligations to close will be subject to usual and customary conditions for a transaction of this type. In addition, Apex's obligations to close will be subject to the following conditions: (i) the satisfactory resolution of the boycott against Crown and its subsidiaries by the Paper Allied-Industrial, Chemical and Energy Workers Union; (ii) Apex will have conducted a due diligence review of Crown and is satisfied with the results thereof in its sole discretion; (iii) Apex will have received, on behalf of Crown, a financing commitment in an amount of at least $125,000,000 on such terms as are satisfactory to Apex; (iv) Apex will have received, on behalf of Crown, a line of credit sufficient to replace Crown's current operating lines of credit, on terms satisfactory to Apex; and
(v) the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

6. REPRESENTATIONS. Apex and Crown will make representations and warranties to each other which are usual and customary for a transaction of this type.

7. PROHIBITED TRANSACTIONS. The definitive merger agreement will contain certain restrictions on Apex's and Crown's activities between the execution of the definitive agreement and the closing, including requiring the parties not to enter into any transaction other than in the ordinary course of business consistent with past practice.

8. DUE DILIGENCE REVIEWS. The parties will have the right, at reasonable times upon reasonable notice, to make a full due diligence investigation of the other party's assets and the books and records of the other party pertaining thereto and to such other party's business.

9. CONSENTS AND BEST EFFORTS. The definitive agreement will provide that, as soon as practicable after the execution of the definitive agreement, the parties will commence to take all reasonable action required to obtain all authorizations, consents, approvals, orders and agreements of, and to give all notices and make all filings with, governmental authorities and any other person necessary to authorize, approve or permit their respective obligations pursuant to such agreement and the consummation of the transactions contemplated thereby.

10. HART-SCOTT-RODINO ACT. Promptly after the execution of a definitive merger agreement, the parties will file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice

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Notification and Report Forms and documentary material which comply with the provisions of the Hart-Scott-Rodino Act and the rules thereunder and will promptly file any additional information requested as soon as practicable after receipt of the request. No party will take any action which will have the effect of delaying, impairing or impeding the receipt of any required regulatory approvals.

11.  OBLIGATIONS SUBJECT TO DEFINITIVE PURCHASE AGREEMENT.  Each of
Apex's and Crown's obligation to consummate the merger is subject to the parties executing a mutually agreeable definitive merger agreement to be drafted by Apex's counsel and approved by Apex's shareholder and by the parties' respective boards of directors.

12. OPEN TERMS. The parties acknowledge that this letter does not set forth all material terms of the proposed transaction nor does this letter constitute an offer of merger. It merely sets forth our suggested framework.

13. CONFIDENTIALITY AGREEMENT. At the request of either party, and as a condition to continued negotiations, the other party will execute a confidentiality agreement reasonably acceptable to both parties.

      I would appreciate the opportunity to meet with you at your convenience to discuss this proposed transaction.

                                    Sincerely,


                                    /s/ P.A. Novelly
                                    ---------------------------------
                                    P.A. Novelly,
                                    Chief Executive Officer

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